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TOTAL S.A.
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UK North Sea: Glenelg field starts up
Paris, March 29, 2006 — Total announces the start of production of the Glenelg gas and condensates field, located 240 kilometres east of Aberdeen in a water depth of about 100 metres.
The Glenelg development has been a technical challenge for Total. The Group managed to successfully drill a highly deviated well of 7300 metres in length from the Elgin platform. The well reached its target at a depth of 5600 metres below sea level in a very high temperature and high pressure reservoir (200 degrees Celsius and 1150 bars).
This well has a production potential of about 30,000 barrels of oil equivalent per day.
The production from Glenelg will be processed and exported through the existing Elgin-Franklin facilities and will contribute to extend their gas production plateau at a level of 15.5 million cubic metres per day (around 550 million cubic feet per day).
Total, operator with a 49.47% interest, is partnered in Glenelg with E.ON Ruhrgas (18.57%), BG International (14.7%), GDF (9.26%) and Eni (8%).
     The Glenelg success illustrates the willingness of the Group to deploy its technical expertise to valorise, through innovative projects, hydrocarbon reserves which were not developable up to now.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com